UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated June 18, 2026, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, June 18, 2026 Comisión Nacional de Valores

RE.: Telecom Argentina S.A

Material event

Dear Sirs,

I am writing to you in my capacity as Attorney-in-Fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), following up on the material event reported on April 30, 2026.

In this regard, the Company informs that it was notified of Resolution RESFC-2026-38-APN-TDC#ANC issued yesterday by the Argentine Antitrust Tribunal (Tribunal de Defensa de la Competencia) in the proceeding EX-2025- 22498026- -APN-DR#CNDC, docket: “TELECOM ARGENTINA S.A. S/ NOTIFICACIÓN ART. 9 LEY N. 27.442” (Conc. 2025) (the “Resolution”).

Pursuant to Section 2 of the Resolution, the National Antitrust Commission resolved as follows: “To condition the economic concentration transaction consisting of the acquisition of exclusive control over TELEFÓNICA MÓVILES ARGENTINA S.A. and its subsidiaries by TELECOM ARGENTINA S.A. upon compliance with the Remedy set forth in Annex I (IF-2026-60062041-APN-TDC#ANC), which forms an integral part of this Resolution, in accordance with Section 14(b) of Law No. 27,442.”

In summary, Annex I (IF-2026-60062041-APN-TDC#ANC) establishes, as Remedy:

1.	In the mobile telephony segment, “The Parties shall transfer to the Purchaser a minimum base of 6,000,000 mobile service customers, distributed as follows: (a) Buenos Aires Metropolitan Area (AMBA): 4,000,000 customers; (b) Rest of the country: 2,000,000 customers, to be freely allocated throughout the national territory outside AMBA, without regional subdivision” (Section 5.1), and “The Parties shall transfer the rights of use of radio spectrum assigned by ENACOM, in the bands and amounts necessary for the competitive operation of the divested mobile service” (Section 6.1).
2.	In the residential internet segment, “The Parties shall transfer to the Purchaser the subscriber base of residential internet services provided by TELEFÓNICA in twenty-eight (28) localities, comprising 211,400 subscribers, located in the Province of Buenos Aires, the City of Buenos Aires, the Province of Mendoza, the Province of Neuquén and the Province of Río Negro” (Section 13.1).
3.	In addition, behavioral remedies are imposed in the corporate services segment and in the wholesale segment, among others.

The Resolution and its Annex I (IF-2026-60062041-APN-TDC#ANC) will be published on the website of the National Authority for the Defense of Competition, as provided in Section 8 of the Resolution.

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	June 18, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations